Exhibit 99.1

STATEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the First Horizon National Corporation Savings Plan:

In connection with the Plan’s transition from one administrative vendor to another during 2015, we have experienced unexpected delays in obtaining certain information necessary to complete our audit work related to the financial statements of the Plan for the year ended December 31, 2015 which will be filed as part of the Plan’s Form 11-K. As a result, we have been unable to furnish our report related to our audit of those financial statements by the due date.

/s/ Mayer Hoffman McCann P.C.

Memphis, Tennessee

June 28, 2016